Date:      December 29, 2008

VIA EDGAR AND EXPRESS MAIL

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services
Securities and Exchange Commission
100 F Street. N.E.
Washington, D.C. 20549-6010

Re:	Sino Gas International Holdings, Inc.
Form 10-KSB/A for the fiscal year Ended December 31, 2007
Filed May 22, 2008
Form 10-Q for the fiscal quarter ended June 30, 2008
Filed August 14, 2008
Response Letter Dated May 22, 2008
File No. 000-51364

Dear Ms. Jenkins,

On behalf of Sino Gas International Holdings, Inc. ( the “Company”), we hereby submit this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff's letter, dated September 5, 2008, with respect to our Form 10-KSB/A for the fiscal year ended December 31, 2007 and Form 10-Q for the fiscal quarter ended June 30, 2008.

We understand and agree that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Explanatory Note

1.
We note that you amended your Form 10-KSB to restate your accrued liabilities.  Please provide the disclosures set forth in paragraph 26 of SFAS 154.  Tell us why your auditors did not include an explanatory paragraph related to the restatement.  Explain to us why you did not report the non-reliance on your financial statements under Item 4.02 on Form 8-K.

Response

The Auditor reviewed its level of tolerable misstatement and materiality for the audit of the year ended December 31, 2006.  The amount of accrued liability and related expense did not exceed that threshold.  Therefore, the Auditor did not believe that the report required a change, although the transaction of granting 100,000 shares options to the investor relations firm, CCG Elite on November 2, 2006 and costing $92,468 should be recognized in 2006 by charging to other expense in the income statement and crediting accrued liabilities. This adjustment has the impact of decreasing the current net income by $92,468 or $0.0035 per share using the weighted average of 26,377,271 shares. No U.S. income tax is affected since the Company has not repatriated its earnings to the United States. Pursuant to Paragraph 26 of SFAS 154, the Company disclosed by footnote 18 “Investors Relations Stock Compensation Expense” to discuss the matter in more detail.

In light of the situation, the Company still relied on the financial statements.

Our Strategy, page 12

2.
We note in the last paragraph of page 12 that you acquired three locations.  Please tell us how much you paid for these acquisitions and how you accounted for the acquisitions.  Confirm whether the three locations are the purchases described in Note 16 to your consolidated financial statements.

Response

On January 15, 2007, the Company acquired Beijing Chenguang Gas Co., Ltd. for a purchase price of RMB 26,000,000 (approximately $3.35 million) in cash.  On June 20, 2007, the Company acquired Guannan Weiye Gas Co., Ltd. for a purchase price of RMB 7,500,000 (approximately $987 thousand) in cash.  On July 9, 2007, the Company purchased the assets of Baishan Gas Co., Ltd., a regional distributor and developer of distribution networks for natural gas in Jilin Province, for a price of RMB 7,000,000 (approximately $921 thousand).  Under the asset purchase agreement, the Company was responsible for paying outstanding debts of Baishan Gas Co., Ltd. for $4,000,000, which was due in periodic installments through the year 2030.

The purchases of these three locations were described in Note 16 of our consolidated financial statements.

3.
We note in the last sentence on page 12 that you expect to complete a significant acquisition in the near future.  Please tell us whether the acquisition has occurred.  If the acquisition has occurred, tell us where you have disclosed the acquisition in your Forms 10-Q for the fiscal quarter ended June 30, 2008 or March 31, 2008.  If the acquisition has not occurred and you still expect it to occur, tell us how you considered the guidance in Rule 8-04 of Regulation S-X in determining whether to file financial statements for the target entity.

Response

The acquisition hasn’t occurred.  And the Company doesn’t expect it to occur in the near future.

 Controls and Procedures. Page 39

4.
Please disclose the principal executive and financial officers’ conclusions regarding the effectiveness of your disclosure controls and procedures, and provide the disclosure in your Forms 10-Q for the fiscal quarters ended June 30, 2008 and March 31, 2008, as well.  Refer to Item 307 of Regulation S-K for additional guidance.

Response

Currently, management utilizes an internally developed, detailed disclosure checklist for quarterly and yearly reporting.  Management monitors changes to reporting requirements and determines if adoption of changes is necessary.  Information required on Quarterly filing and Yearly filing is recorded, processed, summarized, and reported in timely fashion on quarterly and yearly reports.

Management believes that its controls and procedures concerning financial statement disclosures are adequate, but there are always rooms for improvement.  The Company intends to purchase more accounting practice aids and literature on US GAAP to aid in their financial statement reporting process.  Management wants to minimize the risk of omitting any material events and will therefore continue to improve the detailed disclosure checklist for accounting personnel to follow during the regular preparation of their Form 10-Q and Form 10-K.

Consolidated Statements of Cash flows, page F-6

5.
We note your response to comments of our letter dated February 7, 2008.  It remains unclear to us where you have presented the cash payment for the December 2006 acquisitions in the amount of $258,000 and $1,227,000, on your consolidated statement of cash flow for 2006.  Generally, payments for purchases of business, net of cash acquired, are presented as a separate investing activity line item, pursuant to paragraph 17.b. of SFAS 95.  Please tell us where the cash paid for the two business acquisitions are presented on your cash flow statements, and tell us why you do not present them separately.

Response

Upon consolidation, the acquisitions of subsidiaries such as Zhangjiakou City Xiahuayuan Jinli Gas Co., Ltd. $258,000 and Yuxian Jinli Gas Co., Ltd. $1,227,000 would be eliminated without having to report as separate line items in the investing activities of the cash flow statement. However, details of these acquisition transactions are discussed below.

On December 13, 2006, Beijing Gas, acquired 100% equity interest of both Zhanggiakou City Xiahuayuan Jinli Gas Co., Ltd. for a purchase price of RMB 2,000,000 (approximately $258,000) in cash and Yuxian Jinli Gas Co., Ltd. for a purchase price of RMB 9,500,000 (approximately $1,227,000) in cash. By the completion of these two acquisitions, Beijing Gas had increased its long-term investment of RMB 11,500,000 (approximately $1,485,000). However, these long-term investments of Beijing Gas on subsidiaries were eliminated with Xiahuayuan Jinli Gas and Yuxian Jinli Gas equity accounts during consolidation of the financial statements.

Revenue Recognition, page F-13

6.
We note your response to comment 2 of our letter dated February 7, 2008.  It remains unclear to us whether connection fees represent a separate earnings process.  In other words, it appears the customers would ascribe most, if not all, value on the delivery of gas and not the connections to their residences.  The substance of the transaction indicates that the customer is paying for a service that is delivered over time; and thus revenue recognition should occur over the period that service is provided.  To help us further understand the substance of the gas connections, please explain to us each of the following:

a)	whether you have ever provided gas connection services to a residence for which another party subsequently delivered gas to the residence;
b)	Whether you would charge gas connection fees to a new resident if the residence to which you provided gas connection services changes residents; and
c)	Whether there are any other factors that would support the notion that the gas connections represent a separate earnings process.

We encourage you to refer to the guidance in SAB Topic 13(a)(3)(f) and phone us with your independent accountants to discuss the revenue recognition of connection fees in more detail.

Response

After having considered EITF 00-21 and SFAS 71, the Company has determined that these accounting literatures are not applicable to the Company’s accounting of revenue related to connection fees.

The Company earns revenue from two distinct business lines. The connection fees represent a separate earnings process.  The following discussions illustrate how the natures and processes of these two revenue channels are different:

(1) Connection Fee. Connection fee is transacted between the Company and Real Estate Developers.  The Real Developers hire the Company to install gas lines. The Company charges Real Estate Developers, the customers, a flat connection fee for installation of gas lines to each of the apartments or housing units.   The Company transfers the ownership of gas lines to Real Estate Developers after the completion of the installation.  Accordingly, the Company receives payment from the Real Estate Developers.

After the Company sells gas lines to the Real Estate Developers, the gas lines become part of the cost of the apartment or house.

(2) Sales of Natural Gas. The Company sells piped gas to residential or industrial users. Sale of Natural Gas is transacted between the Company and its customers, namely residential and industrial users. The Company transfers ownership of the gas to residential users and industrial users after delivery of the gas.  Accordingly, the Company gets paid from residential and industrial users.

Furthermore, The Real Estate Developers and end users of gas (residential and industrial users) are not related parties. Pricing for these two services is independently determined according to its respective merits.

The Company must go through a competitive bidding process in order for it to both provide connection services and sell piped gas in any municipality. The prices of the Company’s products are approved by regulators, The Company cannot raise rates without local authority’s approval, even if the Company’s costs have risen.  The Company is not assured of profits.  The Company can be hurt by the inability to pass on rising costs.  Regulators do not adopt policies where vendors such as the Company are assured of cost recovery.  The Company must control its cost to be profitable, or not bid for the project if it is expected to be unprofitable.  The Company forecasts demand and revenue for each municipality before it takes on a new project.  The Company bids on projects that are expected to be profitable, but there is no government regulation that will assure of profitability.  Local governments are concerned with minimizing utility costs for their constituents.

a) No.  The Company is a legally authorized, exclusive gas distributor to the residences.  Only with specific written consent can a residence buy piped gas from another provider, which from a practical standpoint is unrealistic.  It would be prohibitively costly for residences to buy from alternative suppliers, because independent lines would need to be installed in the residences and connected to alternative natural gas stations.  Natural gas is a government regulated commodity that can only be procured by licensed resellers.
b) N/A.  Connection fees are a one-time charge to Real Estate Developers for installation of gas lines Please see details above. The Company doesn’t deal with resident on connection fees.

c) Gas connection fee is a one-time charge to Real Estate Developers for the installation of pipes to each of its apartment or housing unit. Please see details above. Once the pipes are installed, the pipes become the property of the Real Estate Developers. This fee should not be recognized over time but right away.

Accounts Receivable .page F-17

7. We note that you have disclosed the aging of your accounts receivable in response to comment 3 of our letter dated February 7,2008.  We note that the accounts receivable aged over 180 days significantly exceeds the amount of allowance for doubtful accounts.  Please tell us why you believe these long outstanding accounts receivable are still collectible.  To the extent that you continue to recognize revenue from sales to customers that possess the long outstanding accounts receivable balance, tell us why you believe you have satisfied the criteria in SAV Topic 13:A.1 that collectability is reasonably assured when you have not received payment from these customers for over 180 days.  In your response, describe the amount of revenues recognized in each of 2005, 2006, 2007 and the interim period of 2008 to customers with accounts receivable balances aged over 180 days.  Tell us the amounts written-off for each period and whether the significantly aged accounts receivable were subsequently collected.

Response

Based on customer facts and economic condition, the Company normally reserves 0.5% of total accounts receivable balance as bad debt allowance.  Individual outstanding balances are periodically reviewed for collectability.

To date, the Company has not incurred any actual bad debt write-off. In respect of any gas pipe connection project, 10% of connection fee is reserved for one year for quality assurance purposes, which expires one year after completion of a connection.  This reserved connection fee will be released to the Company one year later if the gas pipes are deemed to be operating properly and safely.  That is the main reason why the Company has accounts receivable of which aging can be over 180 days.

Except for accounts receivable originated from gas connection fee as discussed above, the Company collects revenue from sales of natural gas promptly. The Company confirms their revenues recognized in each of 2005, 2006, 2007, and the interim period of 2008 are collectible although there exists over 180 days aged accounts pertaining to gas connection fee.

Preferred Stock, pgeF-21

8. We note that you do not have sufficient unissued authorized common stock to allow for a complete conversion.  Paragraph 19 of EITF 00-19 states that if settlement of contract could require a company to obtain shareholder approval to increase the number of authorized shares, settlement is not within the control of the company.  In such an instance, liability classification of the convertible instrument is required.  Please tell us why you believe that the settlement of the conversion of these shares is within the control of the Company, or revise your financial statements as appropriate.

Response

The Company has authorized $0.001 par value: 250,000,000 shares Common Stock, 20,000,000 shares convertible preferred stock A, 5,000,000 shares convertible preferred stock B, and 10,000,000 shares convertible preferred stock B-1. The following table depicts the issued and outstanding shares of Common Stock, Preferred Stocks, and Warrants at December 31, 2007.

	Authorized Shares	Shares issued and outstanding
Common Stock	250,000,000	24,877,271

Convertible Preferred Stock B	5,000,000	4,971,859
Convertible Preferred Stock B-1	10,000,000	95,418
Subtotal	15,000,000	5,067,277

	Expiration Date
Series A Warrants	9/6/2011	241,708
Series C Warrants	9/6/2011	3,083,589
Series F Warrants	9/6/2010	271,074
Series G Warrants	9/6/2011	109,489
Series R Warrants	9/6/2010	271,074
Outstanding Option	11/1/2010	100,000
Subtotal		4,076,934

Total		34,021,482

Referred to the above table, there were 5,067,277 and 4,076,934 shares of Preferred Stocks and Warrants issued and outstanding respectively as of December 31, 2007.  If these Preferred Stocks and Warrants were fully converted into Common Stock, there would be 34,021,482 shares of Common Stock issued and outstanding as of December 31, 2007. Since 250,000,000 shares $0.001 par value Common Stock had been authorized, the Company would have sufficient unissued authorized Common Stock to allow for a complete conversion.

Conversion, page F-21

9. We note in the last paragraph that the series B convertible preferred stock is convertible at the then applicable rate.  Please disclose how the conversion rate is determined and quantify the rate that was applicable at December 31, 2007.

Response

The conversion rate as of Dec. 31, 2007 is 1:1.  This rate of 1:1 was set when the initial Preferred Series B Stock Purchase Agreements were executed on September 6, and October 20, 2006 ("2006 Stock Purchase Agreements").  When the additional financing occurred on Sept. 13, 2007 to issue common stock to a new round of investors, the 2006 Preferred Series B Stock holders received compensation, who then waived their anti-dilution rights under the 2006 Stock Purchase Agreements, thereby maintaining the conversion rate of 1:1.  There were no additional financing or capital raised through issuance of common stock after September 13, 2007.  Therefore, the conversion rate as of December 31, 2007 is 1:1.

Total Capitalization, page F-22

10. We note in your statements of stockholders’ equity that you issued stock and warrants in 2007.  Related to the issuance of stock and warrants, please address the following:

a) Clarify the consideration received for each issuance of common and preferred stock.
b) Disclose the consideration received for each issuance of common and preferred stock.
c) Disclose the number of warrants issued as part of those issuance and the significant terms of those warrants (e.g., term, exercise price, etc.).
d) Disclose how you accounted for the warrant issuance, the fair value of the warrants issued, and how you determined the fair value of the warrants.
e) Disclose a roll forward of the number of warrant outstanding and their weighted-average exercise price.

Response

a)	There were two financing issuances that occurred in 2007:

1.	On May 15, 2007, Vision Opportunity Master Fund, Inc. exercised 1,094,891 shares of Series J Warrants at $2.74 per share.
2.	On September 7, 2007, the Company entered into a securities purchase agreement with several investors for the sale of a total of 8,340,762 shares of the Company’s Common Stock at $2.25 per share.

b)
Because Vision exercised 1,094,891 shares of Series J Warrants on May 15, 2007, the Company received $3,000,000 gross proceeds.  For the issuance of 8,340,762 shares of Common Stock on September 7, 2007, the Company generated an aggregate of $18,766,700 gross proceeds.

c)
In consideration of exercised Series J Warrants on May 15, 2007, Vision received 1,094,891 shares new Series E Warrants to purchase Common Stock.  On September 13, 2007, pursuant to a Warrant Purchase Agreement, Amendment and Waiver dated September 13, 2007, all of Class A and Class B Warrants issued in 2006 were purchased back by the Company for $3,500,000; the exercise price of Class C Warrants was changed to $3.375; all of the Class D Warrants was purchased for a purchase price of issuing additional 770,897 shares of Series B preferred Stock; and all of the outstanding Class J and Class E Warrants were cancelled.

d)
In the private placement transactions occurred on May 15, 2007, the Company received net proceeds of $2,587,759, among which $1,109,224 was allocated to the issuance of 1,094,891 shares of Series E Warrants.  In the private placement transactions happened on September 13, 2007, the Company generated net proceeds of $13,792,867, among which $53,826 and $53,826 were allocated to the issuance of 271,074 shares of Series F Warrants and 271,074 shares of Series R Warrants.  The Company used the Black-Scholes model to calculate the values of Warrants.  The following shows the assumptions that were employed in the model:

	Warrants E	Warrants F	Warrants R
Weighted-average fair value of warrants:	$1.01	$0.20	$0.20
Risk-free interest rate:	4.176%	4.176%	4.176%
Expected volatility:	40.00%	40.00%	40.00%
Expected life in months:	48 months	36months	36 months

e)	All the issued and outstanding Warrants, and their weighted average prices at December 31, 2007 are depicted as follow:

Types of Warrants	Exercise Price	Issued & Outstanding	Expiration Date	Weighted Average Fair Value
Series A Warrants	$3.84	241,708	9/6/2011	0.70
Series C Warrants	$3.38	3,083,588	9/6/2011	0.81
Series F Warrants	$4.84	271,074	9/6/2010	0.20
Series G Warrants	$3.84	109,489	9/6/2011	0.44
Series R Warrants	$4.84	271,074	9/6/2010	0.20
Outstanding Options	$3.00	100,000	11/1/2010	0.92

Sino Gas International Holdings, Inc.
Audit findings on capital stock transactions in 2006 and 2007

	2007
Stockholders' Equity	Audited (Previously Filed)	Amendment to SEC	Difference	Reasons for change	Memo
Preferred Stock A (0 shares issued and outstanding at 12/31/2007)	275	-	(275)	Transfer Agent report discrepancy	All the preferred A stocks have been converted into common stock in 2006
Preferred Stock B (24,877,271 shares issued and outstanding at 12/31/2007)	4,972	4,972	-
Preferred Stock B-1 (95,418 shares issued and outstanding at 12/31/2007)	-	95	95	Transfer Agent report discrepancy	95,418 shares was issued in September 7, 2007 in connection with financing transaction
Common Stock (24,877,271 shares issued and outstanding at 12/31/2007)	25,283	24,877	(406)	Transfer Agent report discrepancy	See footnote #1

Subtotal	30,530	29,944	(586)

Additional Paid in Capital - Common Stock	35,247,303	23,196,304	(12,050,999)	Reallocation of additional paid in capital as a result of the private placement transaction
Additional Paid in Capital - Preferred Stock B	-	5,323,972	5,323,972
Additional Paid in Capital - Preferred Stock B-1	-	132,662	132,662
Additional Paid in Capital - Warrants A,B, J, C, D	-	311,110	311,110
Additional Paid in Capital - Warrants E, G	-	47,946	47,946
Additional Paid in Capital - Warrants F, R	-	107,652	107,652
Additional Paid in Capital - Beneficial Conversion Feature	-	7,002,292	7,002,292
Subtotal	35,247,303	36,121,938	874,635

Statutory Reserve	3,258,201	3,258,201	-
Retained Earnings	10,432,430	9,167,930	(1,264,500)	Beneficial conversion feature
Accumulated other comprehensive income	1,878,142	2,268,593	390,451		Difference is allocated to foreign currency translation account
Subtotal	15,568,773	14,694,724	(874,049)

Total	50,846,606	50,846,606	-

Footnote #1	Common Stock	Note
Transfer Agent Report	25,282,380	Previous filed
Issued but not reported	1,094,891
In Escrow account	(1,500,000)
Total	24,877,271	Amendment

	2006
	Audited (Previously Filed)	Amendment to SEC	Description
Additional Paid in Capital - Common Stock	18,488,040	4,812,363	Reallocation of additional paid in capital as a result of the private placement transaction
Additional Paid in Capital - Preferred Stock B	-	3,817,049
Additional Paid in Capital - Warrants A,B, J, C, D	-	3,439,764
Additional Paid in Capital - Beneficial Conversion Feature	-	6,418,864
Total	18,488,040	18,488,040

Discontinued Operation Segment, page F-26

11.We note that you disposed of Anping Welye in June 2007. Please revise your cash flow statement on page F-6 to present the proceeds from the sale of Anping Weiye as an investing activity and the gain or loss from the sale as an adjustment to net income to arrive at cash provided by operating activities, or tell us why such revisions are not necessary.  In addition, tell us why you did not present the results of operations of Anping Weiye and Pegasus Tel as a discontinued operation on the face of your statements of operations.  Refer to paragraphs 41 to 44 of SFAS 144 for additional guidance

Response

In response to Commission’s Comment, we have revised our financial statements on page F-8, and footnote disclosure 15 of Form 10-KSB/A.

Acquisitions. Page F-27

12.  We note that you acquired Beijing Chenguang Gas Ltd. and Guannan Weiye Gas Co., Ltd during 2007.  Please disclose the following for each acquisition:

a) a condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired entity; and
b)the total amount assigned to each major intangible asset class (for example, franchise rights) and goodwill.

Response

a)
On January 15, 2007, the Company acquired 100% equity interest of Beijing Chenguang Gas Co., Ltd. for a purchase price of 26,000,000 RMB (approximately $3.35 million) in cash.  On June 20, 2007, the Company acquired 100% equity interest of Guannan Weiye Gas Co., Ltd. for a purchase price of 7,500,000 RMB (approximately $987,000) in cash.  The following tables are the condensed balance sheets of Chenguang Gas and Guannan Gas as of December 31, 2006.

Chenguang Gas Co., Ltd.
Condensed Balance Sheet
As of December 31, 2006

Assets	Unaudited	Audited
Current Assets
Cash and cash equivalent	$484,653	$484,653
Receivables and prepayment	542,404	533,501
Inventory	377,596	89,806
Non-Current Assets
Long-term investment	575,632	575,632
Fixed assets	2,569,684	2,569,684
Others	149,767	137,487
Total Assets	4,699,736	4,390,762

Liabilities
Current Liabilities	2,241,038	2,167,050
Total Liabilities	2,241,038	2,167,050

Net Assets	$2,458,698	$2,223,712

Chenguang Gas’ financial statement as of December 31, 2006 was audited by Chinese CPAs.  As a result of the audit, management adjusted the financial statement, and had written-down the net assets by $234,986 from $2,458,698 to $2,223,712.

Guannan Gas Co., Ltd.
Condensed Balance Sheet
As of December 31, 2006

Assets	Unaudited
Current Assets
Cash and cash equivalent	$1,207
Inventory	61,987
Non-Current Assets
Fixed assets	537,953
Total Assets	601,147

Liabilities
Current Liabilities
Loans	562,968
Others	1,207
Total Liabilities	564,175

Net Assets	$36,972

The financial statements of Guannan Gas Co., Ltd. as of December 31, 2006 were not audited by any CPAs.

b)	The purchase price for Beijing Chenguang Gas Co., Ltd. was $3,350,000 and the acquiree had net asset $2,223,712. Therefore, $1,126,288 was assigned to goodwill for the acquisition.

From the purchase payment of $987,000 to acquire Guannan Gas Co., Ltd., $562,968 was used to settle Guannan Gas’ outstanding loans. Because the acquiree net asset value was $36,972, the remaining balance of $387,060 was assigned to goodwill for the acquisition.

Earnings per share, page F-24

13.We note that you disclosed pro forma earnings per share in the absence of constructive preferred dividend.  This measure appears to be a non-GAAP measure as defined by Item 10(e) of regulation S-K, which prohibits the disclosure of non-GAAP measures in financial statements.  Please eliminate the disclosure of pro forma earnings per share in the absence of constructive preferred dividend.

Response

In response to Commission’s Comment, we have revised the consolidated financial statements on page F-4, footnote No.17 page 43, of Form 10-KSB/A.

Consolidated Statements of Income, page 4

14. We note that the diluted earnings per share was higher than basic earnings per share (EPS) for the three and six months ended June 30, 2008.  Paragraph 13 of SFAS 128 stipulates that the computation of diluted EPS shall not assume the conversion or exercise of securities that would have an antidilutive effect on EPS

Response

In response to Commission’s Comment, we have revised our financial statements on page F-4, of Form 10-QSB/A.  The operating results of the first quarter was profitable, whereas the results of the second quarter was a loss, because of the liquidated damages expensed during the second quarter.  Secondly, there were conversions of preferred stock into common stock during the second quarter, which increased the basic weighted average shares outstanding.  Please see below for the calculation of basic and diluted EPS for the three and six months ended June 30, 2008.  We have moved the decimal point for your reference.

	6 Months	3 Months
Net Income	$(387,561)	(536,888)

Income Available to Common Stockholders	$(387,561)	(536,888)
Original Shares	25,282,380	25,282,380
Addition to Common Stock from Conversion	15,258	30,516
Basic Weighted Average Shares Outstanding	25,297,638	25,312,896
Addition to Common Stock from Conversion of Preferred Stock A	275,111	275,111
Addition to Common Stock from Conversion of Preferred Stock B	4,956,601	4,941,343
Addition to Common Stock from Exercise of Warrants	-	-
Diluted Weighted Average Shares Outstanding	30,529,350	30,529,350

Earnings Per Share
Basic	$(0.015)	$(0.021)
Diluted	$(0.013)	$(0.018)

Weighted Average Shares Outstanding
Basic	25,297,638	25,312,896
Diluted	30,529,350	30,529,350

Short-Term Bank Loans, page 22

15. Please disclose the length of the term, interest rate, and any other significant terms of the loan agreements for the loans from Huashang Bank Co., Ltd.

Response

In response to Commission’s Comment, we have revised our financial statements on page 22, footnote No.8, of Form 10-QSB/A.

Extraordinary Event, page 28

16.  We note that you recorded that you paid $456,751 for liquidated damages in May 2008 and recorded the expense as an extraordinary loss. The payment of liquidated damages does not appear to meet the criteria within paragraph 20 of APB 30 of being unusual in nature and infrequent of occurrence. Please reclassify the expense for the liquidated damages as a non-operating expense.

Response

In response to Commission’s Comment, we have revised our financial statements on page F-4, footnote disclosure #12 page-28, of Form 10-QSB/A.

Management’s Discussion and Analysis, page 29

17. We note that the other receivables balance has increased significantly.  Please tell us what the receivable from Shanghou Debt Corp and Baoding City Management Department represent and what gave rise to the receivables.  Second, reconcile for us the difference in the balance presented in Note 5 of $5,484,129 versus the amount on the balance sheet of $6,486,784.  Last, explain what the payment to Chenguang represents and how it gives rise to a receivable.

Response

The “other receivable” of $2,910,446 owed by Baoding City Management was a bidding deposit held in trust by Baoding City Management on behalf of Baoding City Gas Co., Ltd. for the potential acquisition of Baoding City Gas Co., Ltd.  The Company did not move forward with the transaction, and the money was returned to the Company in the third quarter of 2008. This payment made in 2nd quarter of 2008 caused the rise to the receivable.

The amount of other receivable $1,901,929 due from Shanghou Debt Corp was a deposit for the purchase of certain assets of Baishan Gas Co., Ltd. The assets are held by Baishan Gas Co., Ltd.  Shanghou was engaged as an intermediary to help facilitate the transaction because payment to Baishan will be transferred to Baishan’s creditors.

Note 5 of $5,484,129 on “other receivable”, was not a complete listing of all “other receivable” accounts; instead the disclosure was for highlighting the ten largest other receivable accounts. The Company has updated the MD&A to eliminate the reference of any receivable from Chenguang.  The reference was an erroneous item left over from previous drafts.

****

If you have any further questions or comments, please do not hesitate to contact me or our attorney, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone) +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Very truly yours,

/s/ Yuchuan Liu_
Yuchuan Liu
Chairman & CEO